NYSE & PSE:  LZB                 News Release           Contact:  Jim Korsnack
                                                            (313) 241-4208



              LA-Z-BOY CHAIR CO. TO ACQUIRE ENGLAND/CORSAIR, INC.


MONROE, MI., January 13, 1995:   La-Z-Boy Chair Company, a manufacturer of
furniture, announced today that it has entered into an agreement to acquire privately held England/Corsair, Inc., an upholstered furniture manufacturer.

"England/Corsair has a highly respected reputation within the furniture industry for producing high-quality furniture that provides excellent customer value at moderate price points," said La-Z-Boy Chairman and President Charles
T. Knabusch. "Additionally, the company has an outstanding management and employee team which in recent years has demonstrated its ability to substantially increase sales and earnings, even during the most recent furniture industry recession. Based on past performance, we fully expect England/Corsair to measurably contribute to La-Z-Boy's earnings."

General terms of the transaction call for a payment to England/Corsair shareholders of La-Z-Boy stock, cash and notes, with additional incentives based on the profit performance of England/Corsair during each of the next two years. The transaction is subject to the necessary regulatory approvals. Terms of the agreement will not be made public until the filing of the necessary registration statement with the SEC.

"La-Z-Boy and England/Corsair share very similar manufacturing and business philosophies, especially in the areas of product quality, comfort and value," commented England/Corsair President and CEO Rodney D. England. "We are extremely pleased to be part of the La-Z-Boy group of furniture companies and anticipate a mutually beneficial and long lasting relationship."

Headquartered in New Tazewell, Tennessee, England/Corsair manufactures a wide range of upholstered and occasional furniture targeted at moderate price points and sold under the England/Corsair brand name. The company's products primarily consist of sofas, loveseats, motion seating, accent chairs and occasional tables marketed throughout the U.S. and Canada. With annual sales in excess of $100 million, England/Corsair has approximately 1,500 employees at its six manufacturing facilities and corporate office.

La-Z-Boy Chair Co. is a manufacturer of residential and business furniture. With annual sales over $800 million, the company employs 9,600 people, has 25 facilities and operates five divisions: La-Z-Boy Residential, La-Z-Boy Contract, La-Z-Boy Canada, Hammary and Kincaid.